UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

August 27, 2015 - Yakum

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST HALF AND THE SECOND QUARTER OF 20151

*	On June 29, 2015, Mega filed with the court a petition for an arrangement with its creditors as part of completing a reorganizational plan. On July 15, 2015, the arrangement was approved by the court.

*	The results for the first half and the second quarter of 2015 include the effects of the arrangement and its costs, including closing of supermarket branches, dismissal of employees and goodwill amortizations.

*	The analysis of results and segment note was restated according to the main subsidiary companies held by the Company according to the new management perspective of the results and its analysis.

*	The Company's revenues, net of government fees, in the first half of 2015 amounted to NIS 4.8 billion compared to NIS 5.6 billion in the first half of 2014.

*	Operating loss in the first half of 2015 amounted to NIS 462.2 million compared to a profit of NIS 51.1 million in the first half of 2014. Excluding onetime expenses, operating profit amounted to NIS 17.9 million in the first half of 2015 compared to NIS 63.2 million.

*	Cash flow from operating activities amounted to NIS 182.9 million in the first half of 2015 compared to NIS 334.2 million in the first half of 2014.

1 Restatement of reporting segments

 This report includes an overview in accordance with the Company's operating segments. The report is based on the Company's organizational structure, internal reporting, resource allocation and decision making. Upon the appointment of a new CEO who is also the new Chief Operating Decision Maker (CODM) the segment review is performed according to the subsidiary companies so that each segment shows the results of the subsidiary of the Company. The Company presents five reportable segments: Supermarkets - Mega, Commercial and Fueling sites –Dor Alon, Housewares and Textile-Naaman Group, the Real Estate segment-BSRE, plus the Others segment which includes mainly the issuance and clearance of gift certificates by the Company, cellular activities, the company's share in the issuance and clearance activity of credit cards and the logistic center in Beer Tuvia. The segment results as reviewed by the Chief Operating Decision Maker (CODM) include operating income from continuing operations before financial expenses, including the Company's share in earnings of affiliates and without amortizations of excess costs if not included in the reports of the companies, segment results for prior periods have been adjusted to allow comparison of continuing activity respectively to the results in the consolidated report.

2

*	Adjusted EBITDA[2] amounted to NIS 210.9 million in the first half of 2015 compared to NIS 195.2 million in the first half of 2014.

*	Fueling and Commercial sites segment presents in the first half of 2015, operating profit of NIS 53.7 million and included inventory losses of NIS 7.5 million compared to inventory losses of NIS 4.0 million in the first half of 2014.

*	Supermarkets segment presents in the first half of 2015 operating loss of NIS 622.0 million compared to a loss of NIS 113.1 million in the first half of 2014. Excluding onetime expenses and the result of branches that were designated for closure, the loss in the first half of the year amounted to NIS 45.0 million.

*	Real Estate segment presents in the first half of 2015, operating profit of NIS 41.0 million compared to NIS 126.5 million in the first half of 2014.

*	Houseware and Textile segment presents in the first half of 2015, operating profit of NIS 3.7 million compared to NIS 7.5 million in the first half of 2014.

*	Others segment presents in the first half of 2015, operating loss of NIS 3.9 million compared to a profit of NIS 2.9 million in the first half of 2014.

*	The net aggregate loss of the Company in the first half of 2015 amounted to NIS 562.3 million compared to a net loss of NIS 40.9 million in the first half of 2014. Excluding other expenses and revenues, the loss in the first half of 2015 amounted to NIS 82.2 million.

2 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees and share in EBITDA of branches which were resolved to cease their operation and accumulated revaluation profits of real estate properties that were realized in the period and capital gains from realizing real estate properties that were self-used. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release as well as "Use of Non-GAAP Measures" below.

3

Consolidated profit and loss

	2015 NIS in millions		2014 NIS in millions
Consolidated profit and loss	H1	Q2	H1	Q2
Revenues from sales, net	4,851	2,369	5,601.7	2,886.9
Gross profit	1,126.2	534.3	1,246.0	644.2
Operating profit (loss) before financing	(462.2)	(463.6)	51.1	40.6
Net income (loss)	(562.3)	(531.8)	(40.9)	(19.1)
Adjusted EBITDA	210.9	106.0	195.2	110.4

Profit and loss excluding other expenses and revenues (see also Non-GAAP reconciliation):

	2015
Consolidated profit and loss	H1 NIS in millions	Q2 NIS in millions
Revenues from sales, net	4,851	2,369
Gross profit	1,126.2	534.3
Operating profit before financing	17.9	5.7
Adjusted EBITDA	210.9	106.0

Segment results:

	2015		2014
	H1	Q2	H1	Q2
Segment results	NIS in millions
Fueling and Commercial sites (Dor Alon)	53.7	30.2	66.8	38.7
Supermarkets (Mega )	(622.0)	(542.0)	(113.1)	(48.4)
Houseware and Textile (Naaman Group)	3.7	(3.6)	7.5	1.7
Real Estate (BSRE)	41.0	(9.8)	126.5	73.2

Segment results excluding other expenses and revenues and the results of branches that are designated for closure (see also Non-GAAP reconciliation):

	H1.2015	Q2.2015
Segment results	NIS in millions
Fueling and Commercial sites (Dor Alon)	65.3	41.9
Supermarkets (Mega )	(45.0)	(18.0)
Houseware and Textile (Naaman Group)	4.0	(3.4)
Real Estate (BSRE)	41.0	(9.8)

4

Results for the first half of 2015

Gross revenues

Revenues (including government levies) in the first half of 2015 amounted to NIS 6,380.8 million (U.S. $1,693.0 million) as compared to revenues of NIS 7,091.7 million in the comparable period last year, a decrease of 10.0% mainly deriving from decrease in the supermarkets and fueling and commercial sites segments.

Revenues from sales, net

Revenues of the Fueling and Commercial Sites segment – amounted in the first half of 2015 to NIS 2,031.6 million (U.S. $539.0 million) as compared to NIS 2,441.2 million in the corresponding period last year, a decrease of 16.8%. The main decrease was due to a decrease in fuel prices and was offset by the increase in fuel quantities sold and increase in the sales turnover of convenience stores.

Revenues of the Supermarkets segment– amounted in first half of 2015 to NIS 2,604.0 million (U.S. $690.9 million) as compared to NIS 2,959.7 million in the corresponding period last year, a decrease of 12.0%. Segment revenues include the results of 32 branches designated for closure. The decrease in sales derived mainly from a decrease in selling spaces as a result of closing branches and the reduction of selling spaces and decrease in the sales of same store sales ("SSS") of 4% compared to the corresponding period last year.

Revenues of the Houseware and Textile segment – amounted in first half of 2015 to NIS 151.6 million (U.S. $40.2 million) compared to NIS 155.1 million in the corresponding period last year, a decrease of 2.3%. The decrease in sales derived from a decrease in sales of houseware and is partly offset by an increase in sales in home textile area.

Revenues of the Real Estate segment – amounted in the first half of 2015 to NIS 116.2 million (U.S $ 30.8 million) compared to NIS 110.3 million in the corresponding period last year, an increase of 5.3%. The increase in revenues mainly derives from leasing new commercial spaces and offices.

5

Gross profit

Gross profit in the first half of 2015 amounted to NIS 1,126.2 million (U.S. $298.8 million) (23.2% of revenues) as compared to gross profit of NIS 1,246.0 million (22.2% of revenues) in the comparable period last year, a decrease of 9.6%. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in gross profit in the supermarkets segment.

In the Fueling and Commercial Sites segment, gross profit amounted to NIS 399.0 million (U.S. $105.9 million) (19.6% of revenues), compared to NIS 392.1 million in the comparable period last year (16.1% of revenues). The main increase in the gross profit mainly derived from an increase in fuel quantities sold and increase in sales of convenience stores. This increase was offset by higher inventory losses in the first half of the year compared to corresponding period last year in the amount of NIS 7.5 million.

In the Supermarkets segment, which include the results of 32 branches designated for closure, gross profit amounted to NIS 621.0 million (U.S. $164.8 million) (23.8% of revenues), compared to NIS 774.3 million in the corresponding period last year (26.2% of revenues), a decrease of 19.8% deriving from a decrease in sales, as aforesaid.

In the Houseware and Textile segment, gross profit amounted to NIS 83.4 million (U.S. $22.1 million) (59.8% of revenues), compared to NIS 86.3 million in the corresponding period last year (60.8% of revenues), a decrease of 3.4% which derived from a decrease in sales of housewares and was partly offset from an increase in sales of textile products.

Selling, general and administrative expenses

Selling, general and administrative expenses in the first half of 2015 amounted to NIS 1,130.7 million (U.S. $300.0 million) (23.3% of revenues), compared to expenses of NIS 1,221.5 million (21.8% of revenues) in the comparable period last year, a decrease of 7.4% which mainly derived from decrease in selling general and administrative expenses in the supermarkets segment.

In the Fueling and Commercial Sites segment, in the first half of 2015 these expenses amounted to NIS 339.7 million (U.S. $90.1 million) compared to NIS 328.5 million in the corresponding period last year, an increase of 3.4% deriving from additional costs for opening new fueling and commercial sites and from the updated minimum wages starting from April 1, 2015.

6

In the Supermarkets segment, selling, general and administrative expenses, which include the results of 32 branches designated for closure amounted to NIS 742.0 million (U.S. $196.9 million) compared to expenses of NIS 866.2 million in the corresponding period last year, a decrease of 14.3% deriving mainly from reduction in selling spaces and efficiency measures.

In the Houseware and Textile segment, these expenses amounted to NIS 79.3 million (U.S. $21.0 million) compared to NIS 78.9 million in the corresponding period last year, an increase of 0.5%.

In the Real Estate segment, these expenses amounted to NIS 11.5 million (U.S. $3.1 million) compared to NIS 11.3 million in the corresponding period last year, an increase of 1.8%.

Fair Value of Investment Property

Increase in fair value of investment property in the first half of 2015, the Company recorded a profit in the amount of NIS 12.3 million (U.S. $3.3 million), compared to a profit of NIS 17.3 million in the corresponding period last year.

In the real estate segment in the first half of 2015, net impairment loss of NIS 64.7 million (U.S $ 17.2 million) was recorded compared to an increase in value of NIS 10.4 million in the corresponding period last year. The valuations as of June 30, 2015 reflected the possible changes resulting from the creditors' arrangement of Mega and its announcement regarding its exiting from supermarket branches. The total impairment recorded in relation to the assets leased to Mega mainly derived from increasing the discount interest rate in the agreement's term at the rate of 1.5% compared to the discount rate that was used for previous valuations and from possible update of cash flows originating from assets in respect of which Mega may seek to be released of the related lease agreements. In addition, the impairment in the reported period includes the effect of change in revenue flow deriving, on one hand, from decrease in CPI because the Company's lease agreements are CPI linked and on the other hand, from updating the value of additional rights in some assets.

7

In the consolidated report of Alon Blue Square, the majority of the impairment is reversed since it was recorded for branches that are used by Mega and classified in the consolidated financial statements as fixed assets.

Other Expenses, Net

Other expenses, net in the first half of 2015 amounted to NIS 480.1 million (U.S. $127.4 million) compared to other expenses of NIS 12.1 million in the first half of 2014.

In the Fueling and Commercial Sites segment, other expenses, net, in this period amounted to NIS 11.7 million (U.S. $3.1 million) as compared to other revenues of NIS 0.5 million in the corresponding period last year. Other expenses in this period mainly included provision for impairment of investment in associate.

In the Supermarkets segment, other expenses, net, in this period amounted to NIS 501.0 million (U.S. $132.9 million) as compared to other expenses, net, of NIS 23.1 million in the corresponding period last year. The expenses in this period mainly included a provision for goodwill impairment of NIS 273.0 million (U.S $ 72.4 million), a provision for the impairment of intangible assets of NIS 34.0 million (U.S $ 9.0 million), a provision for the impairment of fixed assets of NIS 51.0 million (U.S $ 13.5 million), onetime expenses relating to Mega's reorganization of NIS 59.9 million (U.S $ 15.9 million) and NIS 55.1 million (U.S $ 14.6 million) for deconsolidation of subsidiaries.

In the consolidated report of Alon Blue Square, other expenses amounted to NIS 370.4 million (U.S $ 98.3 million) mainly for goodwill amortization in a lower amount in the consolidated report.

In the Houseware and Textile segment, other expenses amounted to NIS 0.3 million (U.S. $0.09 million) as compared to other revenues of NIS 0.1 million in the corresponding period last year.

Share in gains of associates in the first half of 2015 amounted to NIS 10.1 million (U.S. $2.7 million) compared to a profit of NIS 21.4 million in the corresponding period last year. The main decrease in this period derived from updating the value of the land with the progress of construction rate of the Tel Aviv Mall in the wholesale market in the corresponding period.

8

Operating Profit (Loss) before Financing

Operating loss before financing in the first half of 2015 amounted to NIS 462.2 million (U.S. $122.6 million) (9.5% of revenues) as compared to operating profit of NIS 51.1 million (0.9% of revenues) in the corresponding period last year. The decrease into operating loss mainly derived from the increase in operating loss in the Supermarkets segment.

In the Fueling and Commercial Sites segment, operating profit before financing amounted to NIS 53.7 million (U.S. $14.2 million) (2.6% of revenues) as compared to NIS 66.8 million in the corresponding period last year, a decrease of 19.6%. The main decrease in operating profit derived mainly from the decrease in revenues and increase in selling general and administrative expenses.

In the Supermarkets segment, operating loss before financing, including the results of branches designated for closure, amounted to NIS 622.0 million (U.S. $165.0 million) (23.9% of revenues) as compared to operating loss of NIS 113.1 million in the first half of 2014. Operating loss before financing net of the results of 32 branches designated for closure amounted to NIS 45.0 million (U.S. $11.9 million) compared to a loss of NIS 88.0 million in the corresponding period last year, a decrease of 48.8% (see Non-GAAP reconciliation).

In the Houseware and Textile segment, operating profit before financing amounted to NIS 3.7 million (U.S. $1.0 million) (2.7% of revenues) as compared to operating profit of NIS 7.5 million in the corresponding period last year. The decrease in operating profit derived from decrease in sales and gross profit.

In the Real Estate segment, operating profit amounted to NIS 41.0 million (U.S. $10.9 million) (108.9% of revenues) as compared to operating profit of NIS 126.6 million in the corresponding period last year, a decrease of 67.6%, which derived from impairment of investment property this year compared to an increase in value in the corresponding period last year and from a decrease in the earnings of associates in the first half of the year compared to the corresponding period last year.

Finance costs, net in first half of 2015 amounted to NIS 54.5 million (U.S. $14.5 million) as compared to net finance costs of NIS 95.5 million in the corresponding period last year. The decrease in finance costs, net derives mainly from effect of the CPI on the Company's financial liabilities part of which are CPI linked and from decrease in the prime interest rate. In the first half of 2015, the known CPI decreased by 0.5% compared to a decrease of 0.2% in the corresponding period last year.

9

Taxes on income tax expenses in first half of 2015 amounted to NIS 45.7 million (U.S. $12.1 million) as compared to a tax benefit of NIS 6.5 million in the corresponding period last year.

Net loss from continued operations in the first half of 2015 amounted to NIS 562.3 million (U.S. $149.2 million) compared to a net loss of NIS 37.9 million in the corresponding period last year and a loss from discontinued operations of NIS 3.1 million.  Excluding other expenses and revenues and the results of 32 branches designated for closure , in this period, loss amounted to NIS 82.2 million (U.S. $21.8 million) (see Non-GAAP reconciliation). The loss from continued operations in the first half of 2015 attributed to the Company's shareholders amounted to NIS 588.5 million (U.S. $156.1 million) or NIS 8.92 per share (U.S. $2.37) and the income attributed to non-controlling interests amounted to NIS 26.2 million (U.S. $6.9 million).

10

Cash flows for the first half of 2015

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 182.9 million (U.S. $48.5 million) in the first half of 2015 compared to net cash flow provided by operating activities of NIS 334.2 million in the comparable period last year. The main decrease in cash flow provided by operating activities derived from decrease in working capital in the amount of NIS 199.7 million (U.S. $53.0 million), and from taxes paid in the amount of NIS 23.6 million (U.S. $6.2 million) in the period compared to tax receipts of NIS 3.7 million in the corresponding period last year.

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 251.7 million (U.S. $66.8 million) in the first half 2015 as compared to net cash flows used in investing activities of NIS 136.9 million in the first half last year. Cash flows provided by investing activities in this period mainly included the proceeds from realization of property and equipment of NIS 87.9 million (U.S. $23.3 million), proceeds from realization of marketable securities in the amount of NIS 218.1 million (U.S. $ 57.9 million) repayment of loans granted to interested parties and others of NIS 141.4 million (U.S. $ 37.5 million), proceeds from sale of associate of NIS 19.4 million (U.S. $ 5.1 million) and interest received of NIS 6.2 million (U.S. $ 1.6 million) offset by the purchase of investment property, property and equipment and intangible assets of total NIS 93.8 million (U.S. $24.9 million), funding deconsolidated subsidiaries of NIS 29.4 million (U.S. $ 7.8 million) and investment in marketable securities of NIS 94.2 million (U.S. $ 25.0 million) . In the first half of 2014 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property, and intangible assets of NIS 158.3 million, grant of long term loans of NIS 40.8 million, net of proceeds from marketable securities in the amount of NIS 45.3 million, and interest received of NIS 8.9 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 314.0 million (U.S. $83.3 million) in the first half 2015 as compared to net cash flows used in financing activities of NIS 51.9 million in the corresponding period last year. The cash flows used in financing activities this period mainly included repayment of long term loans of NIS 170.7 million (U.S. $45.3 million), repayment of bonds of NIS 142.9 million (U.S. $37.9 million), repayment of commercial paper of NIS 111.2 million (U.S. $29.5 million), decrease in short- term credit from banks and others of NIS 100.8 million (U.S. $26.7 million) and interest payments of NIS 95.0 million (U.S. $25.2 million), and dividend payment to non-controlling interests of NIS 36.2 million (U.S. $9.6 million), and were offset by receiving long term loans of NIS 190.0 million (U.S. $50.4 million), and purchase of shares in subsidiaries by non- controlling interest in the amount of NIS 88.5 million (U.S. $23.5 million).

The net cash flows used in financing activities in the first half of 2014 included mainly repayment of long term loans of NIS 107.2 million, bond repayments of NIS 144.6 million, interest payments of NIS 112.4 million and a payment of dividend to non-controlling interest of NIS 40.3 million, and was offset by receipt of long term loan of NIS 223.0 million and issuing bonds of NIS 154.4 million.

11

Results for the second quarter of 2015

Gross revenues

Revenues (including government levies) in the second quarter of 2015 amounted to NIS 3,150.6 million (U.S. $835.9 million) as compared to revenues of NIS 3,643.2 million in the comparable quarter last year, a decrease of 13.5% mainly deriving from decreases in sales in the supermarkets segment.

Revenues from sales, net

Revenues of the Fueling and Commercial Sites segment – amounted in this quarter to NIS 1,064.3 million (U.S. $282.4 million) as compared to NIS 1,247.0 million in the corresponding quarter last year, a decrease of 14.7%. The main decrease was due to a decrease in fuel prices and was partly offset by the increase in fuel quantities sold and increase in the sales turnover of convenience stores.

Revenues of the Supermarkets segment– which include the results of 32 branches designated for closure amounted in this quarter to NIS 1,213.0 million (U.S. $321.8 million) as compared to NIS 1,535.0 million in the corresponding quarter last year, a decrease of 21%. The decrease in sales derived mainly from a decrease in the sales of SSS of 9.6% compared to the corresponding quarter last year and from the closing of branches.

Revenues of the Houseware and Textile segment – amounted in this quarter to NIS 61.8 million (U.S. $16.4 million) compared to NIS 74.7 million in the corresponding quarter last year, a decrease of 17.3%. The decrease in sales derived from the timing of the holiday that this year occurred at the beginning of April whereas last year it occurred in the middle of April.

Revenues of the Real Estate segment – increase in rental income of 4.5% from NIS 56.0 million in the second quarter of 2014 to NIS 58.5 million (U.S $ 15.5 million) in the current quarter. The increase in revenues in this quarter mainly derived from the leasing of new commercial spaces and offices and from an increase in CPI compared to corresponding period last year.

12

Gross Profit

Gross profit in the second quarter of 2015 amounted to NIS 534.3 million (U.S. $141.8 million) (22.5% of revenues) as compared to gross profit of NIS 644.2 million (22.3% of revenues) in the comparable quarter last year, a decrease of 17.1%. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in gross profit in the supermarkets segment.

In the Fueling and Commercial Sites segment, gross profit amounted to NIS 212.7 million (U.S. $56.4 million) (20.0% of revenues), compared to NIS 202.0 million in the comparable quarter last year (16.2% of revenues), an increase of 5.3%. The main increase in the gross profit mainly derived from an increase in fuel quantities sold and increase in sales of convenience stores.

In the Supermarkets segment, which include the results of 32 branches designated for closure, gross profit amounted to NIS 277.0 million (U.S. $73.5 million) (22.8% of revenues), compared to NIS 398.9 million in the second quarter of 2014 (26.0% of revenues), a decrease of 30.6% deriving from erosion in gross profit rate and decrease in sales.

In the Houseware and Textile segment, gross profit amounted to NIS 34.5 million (U.S. $9.2 million) (60.5% of revenues), compared to NIS 42.1 million in the second quarter of 2014 (58.9% of revenues), a decrease of 18.1% which was derived from the holiday timing.

Selling, general and administrative expenses

Selling, general and administrative expenses in the second quarter of 2015 amounted to NIS 532.0 million (U.S. $141.2 million) (22.5% of revenues), compared to expenses of NIS 619.1 million (21.4% of revenues) in the comparable quarter last year.

In the Fueling and Commercial Sites segment, these expenses amounted to NIS 174.0 million (U.S. $46.2 million) compared to NIS 165.1 million in the second quarter of 2014, an increase of 5.4% deriving from additional costs for opening new fueling and commercial sites and from updated minimum wages starting from April 1, 2015.

13

In the Supermarkets segment, selling, general and administrative expenses which include the results of 32 branches designated for closure, amounted to NIS 331.0 million (U.S. $87.8 million) compared to expenses of NIS 439.0 million in the second quarter of 2014, a decrease of 24.6% deriving mainly from a decrease in the number of branches and efficiency measures.

In the Houseware and Textile segment, these expenses amounted to NIS 37.9 million (U.S. $10.1 million) compared to NIS 40.5 million in the second quarter of 2014, a decrease of 6.4% deriving from the reduction in two areas of activity and the holiday timing.

In the Real Estate segment, these expenses amounted to NIS 5.5 million (U.S. $1.5 million) compared to NIS 5.7 million in the second quarter of 2014.

Fair Value of Investment Property

Increase in fair value of investment property in the second quarter of 2015 the Company recorded a loss in the amount of NIS 2.5 million (U.S. $0.7 million) compared to a profit of NIS 6.8 million in the corresponding quarter last year.

In the real estate segment, in this quarter net impairment loss of NIS 64.2 million (U.S $ 17.2 million) was recorded compared to an increase in value of NIS 14.2 million in the corresponding quarter last year. The valuations as of June 30, 2015, reflect the possible changes resulting from the creditors' arrangement of Mega and its announcement regarding its exiting from branches. The total impairment recorded in relation to the assets leased to Mega mainly derived from increasing the discount interest rate in the agreement's term at the rate of 1.5% compared to the discount rate that was used for previous valuations and from possible update of cash flows originating from assets in respect of which Mega may seek to be released of the related lease agreements. In addition, the impairment in the reported period includes the effect of change in revenue flow deriving, on one hand, from decrease in CPI because the Company's lease agreements are CPI linked and on the other hand, from updating the value of additional rights in the asset.

In the consolidated report of Alon Blue Square, the majority of the impairment was reversed since it was recorded for branches that are used by Mega and classified in the consolidated financial statements as fixed assets.

14

Other Expenses, Net

Other expenses, net in this quarter amounted to NIS 469.4 million (U.S. $124.5 million) compared to other expenses of NIS 3.4 million in the second quarter of 2014.

In the Fueling and Commercial Sites segment, other expenses, net, in this quarter amounted to NIS 11.7 million (U.S. $3.1 million) as compared to other revenues of NIS 0.5 million in the corresponding quarter last year. Other expenses in this quarter mainly included provision for impairment of investment in associate.

In the Supermarkets segment, other expenses, net, in this quarter amounted to NIS 488.3 million (U.S. $129.6 million) as compared to other expenses, net, of NIS 6.4 million in the corresponding quarter last year. The expenses in this quarter mainly included a provision for goodwill impairment of NIS 273.0 million (U.S $ 72.4 million), a provision for the impairment of intangible assets of NIS 34.0 million (U.S $ 9.0 million), a provision for the impairment of fixed assets of NIS 51.0 million (U.S $ 13.5 million), onetime expenses relating to Mega's reorganization of NIS 59.9 million (U.S $ 15.9 million) and NIS 55.1 million (U.S $ 14.6 million) for deconsolidation of subsidiaries.

In the consolidated report of Alon Blue Square, these expenses amounted to NIS 356.7 million (U.S $ 96.6 million) mainly for lower goodwill amortization than the consolidated report.

In the Houseware and Textile segment, these expenses amounted to NIS 0.2 million (U.S. $0.5 million) as compared to other revenues of NIS 0.1 million in the corresponding quarter last year.

Share in gains of associates in this quarter amounted to NIS 5.9 million (U.S. $1.6 million) compared to a profit of NIS 12.1 million in the corresponding quarter last year. The main decrease in this quarter derived from updating the value of the land in the Mall Company in relation to commercial spaces in the wholesale market project in the corresponding period.

Operating Profit (Loss) before Financing

Operating loss before financing in this quarter amounted to NIS 463.6 million (U.S. $123.0 million) (19.6% of revenues) as compared to operating profit of NIS 40.6 million (1.4% of revenues) in the second quarter of 2014. The decrease into operating loss mainly derived from the increase in operating loss in the Supermarkets segment.

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In the Fueling and Commercial Sites segment, operating profit amounted to NIS 30.3 million (U.S. $8.0 million) (2.8% of revenues) as compared to NIS 38.7 million in the second quarter of 2014, a decrease of 21.7%. The main decrease in operating profit derived mainly from the decrease in revenues and increase in selling general and administrative expenses.

In the Supermarkets segment, operating loss before financing, including the results of 32 branches designated for closure, amounted to NIS 542.0 million (U.S. $143.8 million) (44.7% of revenues) as compared to operating loss of NIS 48.4 million in the second quarter of 2014. Operating loss before financing net of the results of branches designated for closure amounted to NIS 18 million (U.S. $4.8 million) compared to a loss of NIS 40.9 million in the corresponding quarter last year, a decrease of 56% (see Non-GAAP reconciliation).

In the Houseware and Textile segment, operating loss before financing amounted to NIS 3.6 million (U.S. $1.0 million) (6.3% of revenues) as compared to operating profit of NIS 1.7 million in the second quarter of 2014. The decrease into loss in this quarter derived mainly from the holiday timing that had an adverse effect on the results of the second quarter of 2015.

In the Real Estate segment, operating loss before financing amounted to NIS 9.8 million (U.S. $2.6 million) (50.1% of revenues) as compared to operating profit of NIS 73.2 million in the second quarter of 2014, a decrease of 86.6%, which mainly derived from changes in the fair value of investment property offset by an increase in rental fees.

Finance costs, net in this quarter amounted to NIS 48.6 million (U.S. $12.9 million) as compared to net finance costs of NIS 62.8 million in the second quarter of 2014. The decrease in finance costs, net derived mainly from a decrease in debt.

Taxes on income tax expenses in this quarter amounted to NIS 19.6 million (U.S. $5.2 million) as compared to a tax benefit of NIS 3.1 million in the second quarter of 2014.

Net loss in this quarter amounted to NIS 531.8 million (U.S. $141.1 million) compared to a net loss from continued operations of NIS 19.1 million in the corresponding quarter last year. Excluding other expenses and revenues and the results of 32 branches that are designated for closure, in this quarter, loss amounted to NIS 62.4 million (U.S. $16.6 million) (see Non-GAAP reconciliation). The loss attributed to the Company's shareholders amounted to NIS 537.8 million (U.S. $142.7 million) or NIS 8.15 per share (U.S. $2.16) and the income attributed to non-controlling interests amounted to NIS 6.0 million (U.S. $1.6 million).

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Cash flows for the second quarter of 2015

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 11.8 million (U.S. $3.0 million) in the second quarter of 2015 compared to net cash flow provided by operating activities of NIS 193.3 million in the comparable quarter last year. The main decrease in cash flow provided by operating activities derived from changes in working capital in the amount of NIS 203.2 million (U.S. $53.9 million), and from an increase in operating loss of NIS 22.7 million (U.S. $ 6.0 million) and from taxes paid in the amount of NIS 12.2 million (U.S. $3.2 million).

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 119.9 million (U.S. $31.8 million) in this quarter as compared to net cash flows used in investing activities of NIS 23.2 million in the corresponding quarter last year. Cash flows provided by investing activities in this quarter mainly included the proceeds from realization of marketable securities in the amount of NIS 150.2 million (U.S. $ 39.8 million), repayment of loans granted to interested parties and others of NIS 92.2 million (U.S. $ 24.5 million), offset by the purchase of investment property, property and equipment and intangible assets of total NIS 41.6 million (U.S. $11.0 million), and investment in marketable securities of NIS 65.9 million (U.S. $ 17.5 million) . In the second quarter of 2014, the cash flows used in investing activities mainly included the purchase of investment property, property and equipment and intangible assets of NIS 76.7 million, net of proceeds from investment property of NIS 6.5 million, proceeds from marketable securities, net, in the amount of NIS 33.3 million, and interest received of NIS 3.4 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 269.4 million (U.S. $71.5 million) in this quarter as compared to net cash flows used in financing activities of NIS 49.2 million in the corresponding quarter last year. The cash flows used in financing activities this period mainly included repayment of long-term loans of NIS 102.8 million (U.S. $27.3 million), repayment of commercial paper of NIS 93.9 million (U.S. $24.7 million), repayment of bonds of NIS 140.6 million (U.S. $37.3 million), decrease in short-term credit of NIS 6.5 million (U.S. $1.7 million) and interest payments of NIS 61.7 million (U.S. $16.4 million) and were offset by receiving long term loans of NIS 95.0 million (U.S. $25.9 million), and proceeds from issuing treasury shares of subsidiary of NIS 50.4 million (U.S. $ 13.4 million). The net cash flows used in financing activities in the second quarter of 2014 included mainly interest payments of NIS 70.6 million, bond repayment of NIS 142.2 million, repayments of long term loans of NIS 68.1 million, and change in short term credit of NIS 45.8 million offset by bond issuance of NIS 154.4 million.

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Additional Information

Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)

In the first half of 2015, adjusted EBITDA was NIS 210.9 million (U.S. $55.9 million) (4.3% of revenues) compared to NIS 195.2 million (3.5% of revenues) in the first half of 2014.

In the second quarter of 2015, adjusted EBITDA was NIS 106.0 million (U.S. $28.1 million) (4.5% of revenues) compared to NIS 110.4 million (3.8% of revenues) in the second quarter of 2014.

Events during the reporting period

Fueling and Commercial Sites segment (Dor Alon)

a.	As of June 30, 2015, Dor Alon operated 211 fueling stations and 220 convenience stores in various formats.

b.	As to the realization of Diners, an associate of Dor Alon and the adjustment of investment value, see Others segment.

Supermarkets segment (Mega)

a.	As of June 30, 2015, Mega operated 150 supermarkets under different formats (excluding 32 branches designated for closure and excluding branches of Eden Teva Market).

b.	As of June 30, 2015, the Company operated branches in a total area of 207,000 sq. meters (excluding the area of 32 branches designated for closure and excluding the area of branches of Eden Teva Market).

c.	Sales per square meter in the Supermarkets segment (continuing branches) in the first half of 2015 amounted to NIS 10,146 (U.S. $2,691.9) compared to NIS 9,264 in the corresponding half last year.

Sales per square meter in the Supermarkets segment (continuing branches) in the second quarter of 2015 amounted to NIS 5,013 (U.S. $1,330.1) compared to NIS 4,823 in the corresponding quarter last year.

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Appointment of new CEO for Mega:

On June 3, 2015, the Board of Mega Retail approved the appointment of Mr. Raviv Brookmayer as the CEO of Mega. Mr. Brookmayer serves as CEO of Mega effective June 15, 2015 and replaces Mr. Motti Keren who announced his resignation.

Reorganization Plan – Mega

a.	An agreement with the employee committee and Histadrut:

On June 21, 2015, a collective agreement and understanding letter were signed between Mega's management, the Company, Mega's employee committee and the Histadrut (the employees' agreement), effective from April 1, 2015. The following are the principles of the employee agreement:

1.	The unionized employees waive wage cost of NIS 35 million per year effective from April 1, 2015 such that the waiver amount for 2015 is NIS 26 million (of which NIS 16 million was included in the results of second quarter of 2015).

2.	The retirement benefits of employees whose employment is terminated shall be according to the collective agreement or the personal agreement. In addition, the balance in the severance fund on the date of the agreement shall be for financing purposes and encouragement of retirement.

3.	Mega shall immediately close 32 losing branches according to the list attached to the employees' agreement, the employment of the employees in the branches to be closed shall be terminated and Mega shall offer positions to 200 of the permanent employees in the branches to be closed jobs at other branches that shall continue to operate in lieu of temporary employees (permanent employees shall retire at their free will) in these branches.

4.	Management shall significantly reduce the personnel at the Company's headquarters and shall cut their wages resulting in an annual saving of NIS 25 million.

5.	Mega shall allocate 33% of its share capital to a legal corporation that shall be established by the employees' representation for the active and permanent employees. The corporation to be established may appoint one-third of the Company's Board who are not external directors and in any event not less than two members where one is the chairman of the employees committee and the other is a professional party (“The professional party”).

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6.	As of the date of issuing these financial statements, it was not yet decided whether the transfer of shares to the employees shall be effectuated by allocating new shares or by way of transfer by the Company of Mega shares. In view of the fact that Mega has shareholders' deficiency, a part of such deficiency was not allocated to non- controlling interests. Mega estimates that the value of the benefit to the employees in respect of such grant is immaterial.

7.	In addition, the Company committed under the employees agreement to provide certain credit lines during the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which the parent company agreed under the creditors' arrangement (see below).

b.	Debt arrangement between Mega and its creditors:

On June 29, 2015, Mega filed with the District Court in Lod a petition under section 350 of the Companies' Law-1999 to convent meetings of certain of Mega's creditors- suppliers, property owners and banks- in order to reach an arrangement with each of these creditor groups as part of consummating Mega's reorganization plan. On July 1, 2015, the Court approved to convene the meetings and granted Mega an interim period of two weeks during to reach a reorganization arrangement with the creditors.

On July 12, 2015, the creditors' meetings of the Company convened for the purpose of voting on the arrangements being presented. On July 14 and 15, 2015, the Court approved the creditors' arrangement ("the arrangement approval date"). The principles of the arrangement are as follows:

1.	The Company's contribution

The Company shall extend to Mega, effective June 1, 2015, NIS 320 million as follows:

•	NIS 240 million by way of loans or guarantees of which NIS 160 million shall be converted into Mega's share capital (before allocating 33% of Mega's share capital to employees by virtue of the collective agreement signed on June 21, 2015). The balance of NIS 80 million beyond the converted amount to share capital, shall be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the arrangement).

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•	NIS 80 million as a framework for working capital based on the current needs of Mega.

•	The funding, as aforesaid shall take effect from June 2015 up to June 30, 2015. Mega has used NIS 45 million of such funding.

•	The debts of Mega and Eden Teva Market Ltd. to banks that were secured by the Company's guarantee or debts that are shared by Mega and the Company (the guaranteed debt) shall be paid by the Company subject to the arrangements to be reached by the Company with the banks with respect to the guaranteed debt. As of the balance sheet date, NIS 68 million of the guaranteed debt is a loan in a joint bank account of Mega and the Company and NIS 185 million are Company guaranteed loans taken by Mega and NIS 30 million are Company guaranteed loans taken by Eden Teva Market from banks.

2.	Arrangement with banks

a.	Repayment of the effective debt principal (which is the debt of Mega to banks and the debt of Eden Teva to banks where a guarantee was granted by Mega until June 30, 2015 to secure such debt) shall be deferred by three years from the arrangement approval date. After three years, the effective debt principal shall be repaid over six years in equal quarterly installments.

b.	The effective debt principal shall bear an annual interest of 3% (CPI linked) effective from the arrangement approval date which shall be paid every quarter effective from January 2016 thereafter.

c.	In the six months from the arrangement approval date, the Company shall pay in respect of its liabilities to banks only current maturities under the current loan terms, including under existing loans and on call loans shall be renewed automatically including those not renewed in the last three months provided that the interest is paid on a current basis. This consent of the banks is subject to no other creditor of the Company accelerating its debts for immediate repayment or not renewing its on call loans.

d.	So long as the guaranteed debt is not paid in full, the Company shall not distribute dividends until the end of 2018. After this date, the Company may distribute dividends only if after the distribution a minimum equity remains (after the effect of guarantees granted by the Company for Mega's liabilities) exceeding NIS 200 million remains.

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e.	So long as the guaranteed debt is not paid in full, after the issuance of the Company's financial statements for 2016, the Company's net asset value (NAV) shall be reviewed on economic basis by a renowned expert to be agreed upon by the banks and the Company and if the NAV of the Company minus its liabilities (including the guaranteed debt for Mega to banks) is less than NIS 100 million – it shall confer upon the banks another basis to cause the guaranteed debt to be immediately repayable and this is beyond the grounds available to them today.

3.	Arrangement with suppliers

a.	Past debts (namely Mega's debt as of June 30, 2015; past debt and effective date, respectively) to small suppliers where the debt to them is lower than NIS 800 thousand, shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each supplier, whichever is later.

b.	Past debt to large suppliers (where the debt to them is higher than NIS 800 thousand), shall be rapid as follows: 70% of the past debt shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each large supplier, whichever is later; 30% of the past debt (the deferred debt) shall be deferred for two years (grace period) and shall be repaid effective from July 15, 2017 in 36 equal monthly installments (the repayment period). The deferred debt shall bear in the grace period, interest (unlinked) at 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at 3% per annum (repayment interest). The deferred debt shall not be linked.

c.	The consideration for goods to be supplied effective from August 1, 2015 shall be paid as usual under the credit conditions agreed with each supplier prior to the effective date. In July Mega worked on cash basis.

d.	Suppliers shall not change the credit days as agreed with them prior to the effective date for two years from the arrangement approval date.

e.	This arrangement shall not be deemed by the suppliers as an insurance event for the purpose of filing a claim to the credit insurers (Clal Credit Insurance Ltd. BSSH – Israel Credit Insurances Ltd.) and the suppliers may not apply to credit insurers for exercising their insurance policy in respect of this arrangement. This arrangement is not intended to impair the rights of the large suppliers towards the credit insurers with respect to the deferred debt or the effective debt, if not paid.

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f.	Each large supplier shall be granted a non-marketable option for five months from the issuance date of such option to convert the deferred debt (in whole or in part) into the Company shares by allocating shares in lieu of the deferred debt to the supplier (the option). During the first two months from the allocation date of the option, the exercise price shall be the price of the Company's share in rights issuance (base price).

Upon the elapse of two months from the allocation of the option, the exercise price of the option shall be the higher of: the closing price of the Company's share during 30 trading days that preceded the conversion or 120% of the base price.

4.	Arrangement with property owners:

a.	Effective from August 1, 2015, payments to property owners shall be made on a monthly basis.

b.	During the period of 90 days from the arrangement approval date, Mega may file individual petitions with the court to approve the assignment of its rights and obligations under an existing agreement and to waive an existing agreement in connection with rental agreements signed by Mega, for which Mega may conclude that such agreements are not economically viable for Mega and impede its continued existence.

c.	Following the court's ruling in the matter, on July 21, 2015, the general meeting of BSRE approved a deferral of 5% of the monthly rental fees for one year from the meeting date, which are scheduled to be paid by Mega during the course of the year.

d.	As of the report date, Mega closed most branches according to the employees' agreement. With respect to some branches, Mega signed agreements with third parties to assign them the rental agreements (these agreements are still subject to the fulfillment of several conditions precedent not yet fulfilled). Regarding the other branches, Mega is conducting negotiations with third parties for assigning these agreements, whereas for some branches, Mega intends to apply to court with the proper motion as detailed in section b above.

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5.	Mega Board of Directors:

Pursuant to the arrangement, Mega's Board shall be consisted of seven members, three of whom shall be appointed by the Company, two of whom shall be appointed by the employees, one director to be appointed by Mega out of a list of five candidates to be recommended by the president of the manufacturers' association, and one director shall be appointed by the court based on the recommendation of the banks. . Following this decision, the Company lost its control on the Board of Mega and as a result the control on Mega.  As of the report signing date, Mega's Board consists of 6 members. Such director was not yet appointed on the recommendation of the president of the manufacturer's association.

6.	Other matters:

On July 20, 2015, the Company's Board approved the provisions of the creditors' arrangement that relate to the Company, subject to the approval of the arrangement with Discount Bank regarding a deferral until September 30, 2015 of the repayment of on call loans made by Discount Bank to the Company. On July 27, 2015, the Company reached an agreement with Discount Bank under which the bank shall not require an immediate repayment of on call loans until September 30, 2015, and by that the condition precedent for approving the arrangement of Mega was met by the Company.

Dissolution and petition for stay of proceedings of Mega's subsidiaries

a.	Stay of proceedings in Eden Teva Market –

On July 9, 2015, Eden Teva Market (a company held 51% by Mega) filed a petition with the district court in Lod seeking an order for stay of proceedings (under section 350 of the Companies' law; the stay of proceedings petition) to which it attached a proposal of a creditors arrangement to the creditors of Eden Teva Market. Eden Teva Market's debts are estimated at NIS 81 million, excluding debts to the banks amounting to NIS 74.6 million. Mega guarantees the debts of Eden Teva Market towards Leumi Bank and the First International Bank in the amount of NIS 35.7 million and NIS 9.7 million, respectively. Mega also guarantees the debts of Eden Teva Market towards Hapoalim Bank in the amount of NIS 29.2 million.

Mega extended financing to Eden Teva Market for the stay of proceedings period in a total amount of NIS 6.6 million. This financing is granted as reorganization expenses. This amount is included under "other expenses".

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On July 9, 2015, the court granted the stay of proceedings petition and issued the requested order to Eden Teva Market. In addition, the court appointed a trustee for the stay of proceedings period.

On July 15, 2015, the stay of proceedings was approved to Eden Teva Market for an additional 30 days.

On July 22, 2015, Mega notified the court that it has withdrawn the arrangement proposal it offered to the creditors of Eden Teva Market under the stay of proceedings petition. In the notice to the court, Mega indicated that it had closely reviewed the implications of the reorganization arrangement that was approved and after its operating results became evident in the interim period, from the date of filing of the petition with the court which were more severe than those that were forecasted at the beginning, as well the rejection of the proposal by the property owners to reduce the rental fees, Mega's management and its Board concluded that Mega is unable to meet the proposed arrangement made in the stay of proceedings petition.

b.	On June 28, 2015, a petition for the dissolution of Dr. Baby (a company held by Mega) was filed and a temporary receiver was appointed by the court.

c.	In view of the stay of proceedings process of Eden Teva Market and the appointment of temporary receiver for Dr. Baby, Mega lost its control in these subsidiaries after the balance sheet date. In the absence of financial data for the second quarter of 2015 for these subsidiaries, Mega ceased to consolidate the results of such subsidiaries from April 1, 2015. In the second quarter, the Company included a loss from loss of control which includes investment de consolidation from the balance sheet, recording expenses for the guarantees Mega and the Company provided and the amounts Mega transferred to the subsidiaries after April 1, 2015.

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Going concern comment in Mega's financial statements

Mega and its subsidiaries have accumulated significant losses in recent years. These losses in the three and six months ended June 30, 2015 amounted to NIS 545 million and NIS 632 million, respectively. In 2014 and 2013 the losses of Mega and its subsidiaries amounted to NIS 436 million and NIS 130 million, respectively. The shareholders' deficiency of Mega as of June 30, 2015 amounted to NIS 596 million and the excess of current liabilities over current assets on that date amounted to NIS 908 million.

Following the deterioration in Mega's financial position and as part of its reorganization plan, Mega reached agreements with its employees and an arrangement with part of its creditors under a process pursuant to section 350 of the companies' law conducted in Lod district court. In addition, Mega filed a petition with the district court seeking an order for stay of proceedings regarding its subsidiaries. Mega's management believes that the implementation of reorganization plan in collaboration with the employees including the receipt of the full support funds to which the Company committed under the arrangement and the continuous supply of products by Mega's suppliers, shall result in the improvement of Mega's financial position. Furthermore, a substantial component which is a condition for improving the financial results of Mega is an increase, in a short period of time, in Mega's sales turnover which was substantially harmed in the period following the process in court and the uncertainty created among the customers and the suppliers.

In view of the uncertainty level of Mega's reorganization, as aforementioned, Mega's management believes that there are substantial doubts with respect to the continued existence of Mega as a going concern. Mega's financial statements do not include adjustments regarding the values of assets and liabilities and their classification that may be required if Mega will not be able to continue and operate as a going concern.

Classification of Mega's loans to short term

Following the filing of the petition with the court for creditors arrangement and in view of the condition precedent in the agreements with banks under which such petition filed with the court puts the loans for immediate repayment, Mega classified as of June 30, 2015 all of the long term loans into current liabilities.

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Onetime expenses in the reporting period included in the results of the supermarkets segment:

a.	Onetime expenses of NIS 101 million relating to Mega's reorganization:

1.	A provision of NIS 37 million in respect of branches designated for closure according to Mega's estimate concerning the necessary expenses for meeting the commitments contained in the rental agreements of the branches until their closure.

2.	A provision of NIS 23 million for the payment of grants and early notice payments to dismissed employees.

3.	A provision of NIS 41 million for impairment of 32 branches designated for closure.

b.	Impairment of fixed assets

A provision of NIS 10 million for impairment of branches Mega intends to continue operating in which the recoverable amount was lower than the carrying cost.

c.	Impairment of intangible assets

A goodwill amortization of NIS 273 million attributed to the supermarkets of Mega and Eden according to examination performed to determine the recoverable amount of the supermarkets segment.

d.	Some of the amortizations for onerous agreements attributed branches Mega rents from BSRE and a part of the goodwill amortization are eliminated in the segment adjustments in view of the fact that in the consolidated the goodwill attributed to the supermarkets segment is lower than the goodwill recorded in Mega's books.

Houseware and Textile segment (Naaman)

a.	As of June 30, 2015, the Company operates 116 stores (of which 11 franchised) according to the following breakdown: Na'aman – 67 stores, Vardinon – 49 stores.

b.	Goodwill amortization – Naaman

The Company and Bee Group have goodwill attributed to the purchase of Naaman. Following the exit of Mega from 32 branches and the deterioration of its results, Naaman updated its forecasts for future sales and profit and according to the new forecast goodwill amortization of NIS 60 million was carried out.

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Real Estate segment (BSRE)

a.	Change in fair value of investment property

During the reporting period, the change in fair value of investment property in the real estate segment included a net impairment of NIS 64.7 million. The valuations as of June 30, 2015, reflect possible changes as a result of the creditors' arrangement of Mega and its announcement regarding its exit from branches. The total impairment in relation to the assets rented to Mega was mainly due to the increase of the discount interest rate during the agreement period by 1.5% compared to the discount rate used in previous valuations and from possible revision of cash flows originating from the assets that Mega may request to be released from the related rental agreements. In addition, the impairment during the reporting period includes the effect of the change in the income flows resulting from the decline of the CPI and since the Company's rental agreements are CPI linked, while on the other hand, there are adjustments of the value of other property rights.

In the segment adjustments to the consolidated, the effects of the change in fair value of assets used by the group companies are eliminated.

b.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 713 sale agreements with a scope of NIS 1,871 million (including VAT) and received advances of NIS 1,260 million (including VAT).

Commercial spaces in the mall

As of June 30, 2015, lease agreements were signed or are to be signed for 68% of the commercial spaces.

c.	Givon Parking Lot – Tel Aviv

The parking lot was established by BSRE and a third party via a jointly controlled company and includes 1,000 parking spaces. The parking lot was opened to the public in April 2015. The development of the square was completed and its handing over to Tel Aviv municipality has commenced.

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d.	On March 16, 2015, BSRE declared a dividend distribution of NIS 30 million which was paid on April 15, 2015. The Company's share was NIS 19.1 million (U.S $ 4.9 million).

e.	On May 20, 2015, BSRE declared a dividend distribution of NIS 30 million which was paid on June 11, 2015. The Company's share was NIS 19.1 million (U.S $ 4.9 million).

Others segment

a.	Agreement for the sale of Kfar Hashaashuim

On June 22, 2015, an agreement was signed between Bee Retail Group, Retail 3000 and Kfar Hashaashuim for sale of all of the holdings of Bee Group in Kfar Hashaashuim. The share transfer will take place with the full repayment of the debt, which the Company gave guarantee in favor of Bank Hapoalim and with the cancellation of the guarantee given by the Company in favor of Bank Hapoalim.

In return for the transfer of the shares, Retail 3000 has undertaken to pay Bee Group every year for five years from the date of signing the agreement five installments of NIS 1 million each, or 35% of the Company's net income in the same year, whichever is higher.

Under the agreement, Retail 3000 committed to repay the entire debt to Bank Hapoalim which is guaranteed by Alon Blue Square until December 30, 2015.

By the end of 2015, Bee Group or Alon Blue Square will contribute inject to Kfar Hashaashuim a total of NIS 19 million. In addition, it was decided in the agreement that, subject to the cancellation of a full and absolute guarantee of Blue Square and the commitment of Bee Group and upon completion of the share transfer, the loans granted to Kfar Hashaashuim shall be assigned in favor of Retail 3000.

b.	Alon Cellular – Agreement for the sale of Alon Cellular activity

On July 6, 2015, the Company signed an agreement with Pelephone for the sale of Alon Cellular activity. Upon the completion of the agreement, the Company shall be entitled to income from the transferred customers for 36 months. In addition, under the agreement, the purchaser shall be entitled to market and sell SIM cards in Mega stores in exchange for fees as determined in the agreement between the parties. The agreement is subject to the approvals of the relevant parties: the Ministry of Communications and the Antitrust Authority which has not yet been received.

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c.	Investment in Diners – Negotiations for sale and provision for impairment

During the second quarter of 2015, Mega has decided to close 32 branches, which will result in a decrease in Mega's sales. The decrease is expected to have an impact on the operations of Diners Club Israel Ltd. (hereinafter -Diners), which issues and clears Diners YOU credit cards issued to club members of Mega and Dor Alon. Diners is held 36.75% by the Company and 12.25% by Dor Alon. In view of the existing indicators for the decline in the value of Diners and in view of the negotiations taking place between the Company and Israel Credit Cards Ltd ("ICC") for the sale of the holdings of Company and Dor Alon in Diners, the Company recorded a provision for impairment on its Diners investment in the amount of NIS 53.5 million, based on the value of Diners as reflected in the negotiations that are taking place towards a potential transaction where ICC shall acquire Diners' shares held by the Company and Dor Alon. The completion of the negotiations of the transaction and materialization are uncertain at this stage. The signing of the agreement is contingent, among other things, upon the completion of negotiations and finalizing the details of the transaction. If the transaction is signed, its completion shall be contingent on, among other things, on obtaining regulatory approvals, the approval of international organizations and the approval by the authorized organs of the parties, as required.

General

1. The Company's share in the reorganization arrangement of Mega

Under the reorganization arrangement of Mega, the Company committed to inject to Mega NIS 320 million effective from June 1, 2015. As of the report date, the Company transferred to Mega NIS 75 million and provided guarantees of NIS 56 million (in addition to the guarantees provided in amount of NIS 120 million as of June 30,2015). In addition, a bank debt guaranteed by the Company and a joint debt of Mega and the Company of NIS 260 million shall be repaid by the Company. For additional information, see Supermarkets segment.

2. Loans from the controlling shareholder – Alon Israel Oil Company

•	In June 2015, the Company's parent company, Alon Israel Oil Company Ltd. charged in favor of a bank a deposit of NIS 75 million which is used as a collateral for the credit line for three months at the same amount the bank extended to the Company. As of the issuance date of the financial statements, the Company used the full credit line.

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•	On July 27, 2015, the Board of Directors of, Alon Oil Company approved to inject a total of NIS 95 million as a bridge loan to the Company which shall be repaid from the proceeds the Company shall receive from a rights' issuance of NIS 150 million, under which the parent company has committed to participate in the amount of its holding (NIS 110 million). In addition, it was approved to inject a total of NIS 60 million to the Company by way of a long-term loan to be repaid after the full repayment of the Company's debt to banks and a short-term loan of NIS 50 million to be used by the Company to support Mega's reorganization plan. The short-term loan shall be repaid when the Company disposes part of its investments in subsidiaries. These loans were approved as a qualified transaction bearing no interest but shall be CPI-linked.

3.	Rating

a.	On March 10, 2015, Midroog ratified the A3 rating with negative outlook of series C bonds and lowered to P2 the rating of the Company's commercial papers.

b.	On April 1, 2015, Midroog lowered the rating of the Company's series C bonds from A3 to Baa1 and put the rating under review with negative –neutral implications. In addition, the rating of the Company's commercial papers remained P2 under review.

c.	On May 20, 2015, Midroog lowered the rating from Baa1 to Baa2 and left the rating under review with uncertain implications.

d.	In May 2015, the Company completed the repayment of the commercial papers.

e.	On July 7, 2015, Midroog lowered the rating from Baa2 to Baa3 and left the rating under review with negative implications.

f.	On July 29, 2015, Midroog lowered the rating from Baa3 to Ba2 and left the rating under review with negative implications.

4.	Loan from a bank – Non compliance with financial covenants

The Company has a bank loan of NIS 142 million as of June 30, 2015. Under the terms of the loan, the lowering the Company's rating by a recognized rating company (Maalot or Midroog) below BBB under Maalot`s ratings or Baa2 under Midroog's ratings, will give the bank the right to demand immediate repayment of the debt. As of publication date of this report, the Company's rating is Ba2 under credit review and therefore, the loan balance is classified into credit and short-term loans from banks and others as part of current liabilities.

31

5.	Settling the bank debt of the Company

Upon completion of the order the reorganization arrangement of Mega and following the lowering of rating of the Company, the Company has bank debt amounting to approximately NIS 522 million which is due for immediate repayment. As described above in the reorganization arrangement of Mega, most of the banks agreed to defer under certain conditions the repayment of the debt for half a year and Discount Bank has agreed to defer payment until September 30. During the near future, the Company should reach an understanding with the banks to spread the debt in the near future and to realize the Company's holdings in Diners and Dor Alon so as to meet its obligations in the next 12 months.

6.	Sale of BSRE shares

a.	On February 8, 2015, the Company sold 5% of BSRE shares for NIS 72.3 million. After the sale the Company held 64.71% of BSRE share capital.

b.	On February 26, 2015, the Company sold 1% of BSRE shares for NIS 15.4 million. After the sale the Company held 63.71% of BSRE share capital. The sale was carried out so as to increase the public holdings in the shares as defined in the stock exchange directives, to over 35% on the next examination date beginning February 28, 2015 and by that increase the weight of BSRE share in the indices calculated by the stock exchange.

c.	On June 30, 2015, the Company sold 2.5% of BSRE shares for NIS 34.7 million. After the sale the Company held 61.19% of BSRE share capital. The sale of the shares was carried out at the end of the trading day and therefore the consideration was received on July 1, 2015.

32

7.	Material Lawsuits

a.	In July 2015, a claim was filed against the Company and Mega with the Tel Aviv District Court, in connection with the 51% subsidiary of Mega, Eden Health Teva Market Ltd. ("Eden"), by the minority shareholders (49%) in Eden. The plaintiffs allege that the Company and Mega took actions to exploit them as minority shareholders in Eden, in connection with the filing of the petition for stay of proceedings of Eden by Mega and Eden. The plaintiffs allege that the Company breached the agreement signed with them at the time the Company invested in Eden (the investment was transferred later on to Mega), in order to force the sale of their holdings in Eden in a lower price than the market value.

The plaintiffs seek the court to order the Company to purchase their holdings in Eden at their market value (as claimed by them), or at the value that was on the date of the Company's original investment in Eden. The Company rejects the two valuations claimed by the plaintiffs. Currently, the Company is evaluating the claim and denies all of the allegations, although at this early stage of the proceedings it is unable to assess the prospects of the lawsuit.

b.	Another lawsuit was filed in July 2015 with the Tel Aviv District Court against the Company, Mega, and whoever served as members of the board of directors of Mega, by one of Mega's suppliers of dairy products. As a part of the lawsuit filed, an approval as a class action is requested, alleging that in 2013 Mega conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order the Company and directors to return to Mega all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and Mega to provide documents and information about Mega, including its financial statements for 2011 - 2014. As of today, the Company examined the lawsuit and denies all allegations contained therein, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit, including the prospects for its approval as a class action.

33

Subsequent events

1.	The resignation of Amit Ben Itzhak from his position as the chairman of the Board of Directors of Alon Blue Square and the appointment of Avigdor Kaplan as the chairman

On August 10, 2015, Mr. Amit Ben-Itzhak, the Chairman of the Board, informed the Board of his intention to resign from his position as Chairman of the Company due to overwork from his various functions, and he shall continue his functions in the group, among others as Chairman of Alon Israel Oil Company Limited. The Board of Directors thanked Mr. Ben-Itzhak for his many contributions to the Company during his tenure and decided to appoint Mr. Avigdor Kaplan, who will take office as Chairman, replacing Mr. Amit Ben-Itzhak after a CEO is appointed for the Company in place of Mr. Kaplan.

2.	The appointment of Israel Yaniv as the CEO of Alon Blue Square

On August 13, 2015, the Board approved the appointment of Mr. Israel Yaniv as the CEO of Alon Blue Square. Mr. Israel Yaniv served from 2000-2015 as the CEO of Dor Alon, a subsidiary of Alon Blue Square. From 1996 to 2000 he served as the CEO of Supergas Ltd. Mr. Israel Yaniv holds a BA and MA degrees in Chemical Engineering from the Technion in Haifa. With the appointment of Mr. Yaniv as CEO, Mr. Kaplan took office as the Chairman.

3.	Board of Directors of Mega

Following the court's decision in July 2015 that Mega's Board of Directors shall appoint seven directors three of whom are directors of the Company, the Company will review whether as a result the Company lost control of Mega. If the Company reaches the conclusion that as a result of the above there is a loss of control, the Company shall record its investment in Mega at equity method and shall cease to consolidate its results. In addition, some of the effects of discontinuing the consolidation is to present the assets used by Mega and held by BSRE at fair value. The difference between the book value and fair value of those assets, net of tax component shall be charged directly to equity amounting to approximately NIS 650-750 million NIS and the Company's shareholders' part would amount to about NIS 400-450 million, respectively.

34

4.	Realization of Dor Alon

In July 2015, the Company's Board of Directors decided to exercise the entire holding in Dor Alon, in order to meet the liabilities the Company undertook under the reorganization plan of Mega as approved by the court on July 15, 2015. These liabilities were higher than the amounts the Company intended to inject to Mega in the framework of petition to the court on June  29, 2015. The investment in Dor Alon in the Company's books as of June 30, 2015 is included according to a value of NIS 1.2 billion (the Company's share is approximately NIS 930 million). Dor Alon's shares are listed for trading on the Tel Aviv Stock Exchange and Dor Alon's value in the stock exchange is approximately NIS 521 million as of the report publication date. As of December 31, 2014, the Company reviewed the value of its investment in Dor Alon in accordance with the expected value in use in accordance with the discounted cash flow model. As of June 30, 2015, the Company had no indications of impairment in value of the investment in Dor Alon. Nevertheless, in view of putting up the holdings in Dor Alon for sale after the balance sheet date while taking into consideration the market value of Dor Alon and the proposals that may be received from potential purchasers, then as far as the value of these proposals shall be lower than the carrying amount or if Dor Alon shall be actually realized at a value lower than the carrying amount, the Company shall record a loss in respect of its holdings, which could be significant, as aforesaid.

5.	Appointment of representation by the Series C bondholders

On July 28, 2015, a representation and a legal and economic advisors were appointed for the Series C bondholders and they are negotiating with the Company.

35

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2015: U.S. $1.00 equals NIS 3.769. The translation was made solely for the convenience of the reader.

NOTE B: Use of Non-GAAP Measures

This press release provides financial measures for Adjusted EBITDA, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss, which exclude revenues and expenses related to supermarket stores branches closed after the balance sheet date and other income (expenses) and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

###

36

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 61.19% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer

37

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of Mega's plan of recovery and arrangement with debtors, suppliers, service providers and lessors, including the risk that key suppliers of Mega Retail will discontinue supplying their products to Mega Retail, in whole or in part, or that customers will lower their purchases at Mega Retail, and the risk that Mega will be required to close additional or all of its supermarket branches or enter into insolvency proceedings; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the effect of an appointment of a representative by holders of Series C Debentures; results of a lawsuit if we are found liable to return past dividends to Mega; the effect of our high leverage on our business; the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

38

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	290,102	468,382	407,525	108,125
Investment in securities	362,827	454,586	250,231	66,392
Short-term bank deposits	94,307	86,074	96,168	25,516
Trade receivables	1,030,367	1,187,824	1,006,423	267,027
Other accounts receivable including current maturities of loans receivable	430,707	400,438	208,737	55,383
Derivative financial instruments	395	801	497	132
Assets classified as held for sale	-	8,706	72,418	19,214
Income taxes receivable	16,020	9,579	22,891	6,073
Inventories	511,661	569,651	450,785	119,603
	2,736,386	3,186,041	2,515,675	667,465

NON-CURRENT ASSETS:
Investments accounted for using equity method	977,028	992,799	909,569	241,329
Derivative financial instruments	4,698	6,503	5,679	1,507
Real estate inventories	126,012	109,750	126,484	33,559
Investments in securities	59,283	62,746	67,427	17,890
Loans receivable, net of current maturities	135,171	127,549	115,908	30,753
Property and equipment, net	2,322,036	2,517,319	2,074,027	550,287
Investment property	982,619	817,595	1,015,419	269,413
Intangible assets, net	1,140,343	1,182,103	897,206	238,049
Other long-term receivables	52,740	29,111	48,342	12,826
Deferred taxes	27,844	202,563	28,743	7,626
	5,827,774	6,048,038	5,288,804	1,403,239
Total assets	8,564,160	9,234,079	7,804,479	2,070,704

39

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	774,626	801,619	993,843	263,689
Current maturities of debentures and convertible debentures	466,935	548,083	395,113	104,832
Current maturities of long-term loans from banks	283,342	284,351	221,484	58,765
Trade payables	1,195,822	1,305,380	1,090,167	289,246
Other accounts payable and accrued expenses	723,274	719,424	785,317	208,362
Customers' deposits	28,212	27,881	27,885	7,399
Derivative financial instruments	1,060	9,261	6,821	1,810
Income taxes payable	24,393	6,353	12,039	3,194
Provisions	67,697	51,619	60,005	15,921
	3,565,361	3,753,971	3,592,674	953,218

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,414,607	1,345,346	1,098,637	291,493
Convertible debentures, net of current maturities	30,738	60,748	30,346	8,051
Debentures, net of current maturities	2,011,999	2,284,158	1,948,992	517,111
Other liabilities	106,267	122,291	101,790	27,007
Derivative financial instruments	1,931	1,737	2,136	567
Liabilities in respect of employee benefits, net of amounts funded	58,716	58,483	51,549	13,677
Deferred taxes	232,752	199,413	276,323	73,315
	3,857,010	4,072,176	3,509,773	931,221
Total liabilities	7,422,371	7,826,147	7,102,447	1,884,439

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	21,194
Additional paid-in capital	1,219,279	1,219,279	1,219,279	323,502
Other reserves	76,661	35,086	73,498	19,501
Accumulated deficit	(711,122)	(339,650)	(1,300,451)	(345,039)
	664,699	994,596	72,207	19,158
Non-controlling interests	477,090	413,336	629,825	167,107
Total equity	1,141,789	1,407,932	702,032	186,265
Total liabilities and equity	8,564,160	9,234,079	7,804,479	2,070,704

40

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

						Convenience
						translation for
	Year ended	Six months		Three months		the six months
	December 31,	ended June 30,		ended June 30,		ended June 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	14,048,034	7,091,650	6,380,775	3,643,232	3,150,585	1,692,962
Less – government levies	2,987,077	1,489,929	1,529,161	756,382	781,169	405,721
Net revenues	11,060,957	5,601,721	4,851,614	2,886,850	2,369,416	1,287,241
Cost of sales	8,640,992	4,355,697	3,725,406	2,242,651	1,835,096	988,433
Gross profit	2,419,965	1,246,024	1,126,208	644,199	534,320	298,808
Selling, general and administrative expenses	2,459,701	1,221,539	1,130,663	619,107	531,963	299,991
Other gains	95,036	4,748	2,647	692	1,233	702
Other losses	(87,344)	(16,866)	(482,783)	(4,069)	(470,612)	(128,092)
Increase in fair value of investment property, net	50,258	17,332	12,291	6,781	(2,480)	3,261
Share in gains of associates	37,997	21,361	10,097	12,058	5,873	2,679
Operating profit	56,211	51,060	(462,203)	40,554	(463,629)	(122,633)
Finance income	61,791	33,256	36,635	17,170	10,608	9,720
Finance expenses	(273,043)	(128,766)	(91,116)	(79,949)	(59,159)	(24,175)
Finance expenses, net	(211,252)	(95,510)	(54,481)	(62,779)	(48,551)	(14,455)
Loss before taxes on income	(155,041)	(44,450)	(516,684)	(22,225)	(512,180)	(137,088)
Taxes benefit	219,855	(6,522)	45,658	(3,090)	19,622	12,114

Loss from continued operations	(374,896)	(37,928)	(562,342)	(19,135)	(531,802)	(149,202)
Loss from discontinued operation	(3,065)	(3,065)	-	-	-	-
	(377,961)	(40,993)	(562,342)	(19,135)	(531,802)	(149,202)
Attributable to:
Equity holders of the Company	(431,778)	(60,040)	(588,502)	(28,801)	(537,840)	(156,143)
Non-controlling interests	53,817	19,047	26,160	9,666	6,038	6,941

Loss per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(6.50)	(0.86)	(8.92)	(0.44)	(8.15)	(2.37)
Discontinued operations	(0.05)	(0.05)	-	-	-	-
	(6.55)	(0.91)	(8.92)	(0.44)	(8.15)	(2.37)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954	65,954

41

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months ended		Three months ended		for the six months ended
	December 31,	June 30,		June 30,		June 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(155,041)	(44,450)	(516,684)	(22,225)	(512,180)	(137,088)
Net loss from discontinued operation (before taxes)	(3,065)	(3,065)	-	-	-	-
Income tax (paid) received, net	(17,982)	3,775	(23,566)	8,260	(12,259)	(6,252)
Adjustments for cash generated from operations (a)	682,006	377,958	723,140	207,221	536,271	191,867
Net cash provided by operating activities	505,918	334,218	182,890	193,256	11,834	48,525
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(225,250)	(107,543)	(74,391)	(55,449)	(33,762)	(19,738)
Purchase of investment property	(72,379)	(41,341)	(14,156)	(14,638)	(7,164)	(3,756)
Purchase of intangible assets	(26,190)	(9,433)	(5,214)	(6,600)	(634)	(1,383)
Proceeds from collection of short-term bank deposits, net	(504)	7,729	(1,861)	8,302	3,419	(494)
Proceeds from sale of property and equipment	100,940	631	87,914	276	2,659	23,326
Proceeds from sale of investment property	8,750	6,500	-	6,500	-	-
Proceeds from sale of marketable securities	378,491	120,840	218,099	85,487	150,200	57,867
Investment in marketable securities	(238,239)	(75,550)	(94,230)	(52,224)	(65,884)	(25,001)
Investment and loans to associates	(7,341)	(4,696)	183	(4,005)	(459)	49
Proceeds from sale of associate	-	-	19,393	-	9,571	5,145
Grant of loans to non- consolidated subsidiaries	-	-	(29,375)	-	(29,375)	(7,794)
Grant of long term loans	(79,580)	(64,287)	-	-	-	-
Collection of long-term loans	76,292	23,497	141,291	5,693	92,185	37,488
Discontinuance of consolidation	(2,089)	(2,089)	(2,145)	-	(2,145)	(569)
Interest received	12,361	8,879	6,205	3,449	1,359	1,646
Net cash provided by (used in) investing activities	(74,738)	(136,863)	251,713	(23,209)	119,970	66,786

42

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months ended		Three months ended		for the six months ended
	December 31,	June 30,		June 30,		June 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of treasury shares	-	-	50,443	-	50,443	13,384
Dividend paid to non-controlling interests	(59,380)	(40,286)	(36,189)	-	(36,189)	(9,601)
Issuance of debentures	158,103	154,397	13,942	154,397	13,942	3,699
Repayment of debentures	(536,259)	(144,568)	(142,935)	(142,162)	(140,588)	(37,924)
Receipt of long-term loans	768,319	223,014	190,000	123,014	95,000	50,411
Repayment of long-term loans	(586,396)	(107,176)	(170,736)	(68,092)	(102,842)	(45,300)
Repayment of commercial paper	(9,139)	-	(111,198)	-	(93,976)	(29,503)
Short-term credit from banks and others, net	(36,651)	(24,938)	(100,840)	(45,792)	6,491	(26,756)
Transactions with non-controlling interests in subsidiary without loss of control	69,695	-	88,504	-	-	23,482
Settlement of forward contracts	(5,232)	-	-	-	-	-
Interest paid	(220,672)	(112,396)	(95,003)	(70,610)	(61,689)	(25,206)
Net cash used in financing activities	(457,612)	(51,953)	(314,012)	(49,245)	(269,408)	(83,314)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(26,432)	145,402	120,590	120,802	(137,605)	31,998
Translation differences on cash and cash equivalents	53	(1)	-	(6)	(38)	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	310,991	310,991	284,612	335,596	542,845	75,514
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	284,612	456,392	405,202	456,392	405,202	107,512

43

ALON BLUE SQUARE ISRAEL LTD.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands

(a) Net cash provided by operating activities:

Adjustments for:
Depreciation and amortization	278,526	134,427	133,339	68,213	62,697	35,378
Increase in fair value of investment property, net	(50,258)	(17,332)	(12,291)	(6,781)	2,480	(3,261)
Gain from sale of associate	-	-	(1,859)	-	(248)	(493)
Share in profit of associates	(37,997)	(21,360)	(10,097)	(12,057)	(5,873)	(2,679)
Dividend received	38,000	6,184	3,356	3,459	1,850	890
Loss (gain) from sale and disposal of property and equipment, net	(77,674)	2,497	(111)	(811)	(1,612)	(29)
Provision for impairment of property and equipment, net	22,000	-	333,150	-	333,150	88,392
Loss (gain) from changes in fair value of derivative financial instruments	(4,775)	1,631	(528)	3,358	(1,791)	(140)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	(2,367)	(8,988)	(14,827)	11,962	21,558	(3,934)
Employee benefit liability, net	(9,579)	(9,363)	(4,052)	238	(5,896)	(1,075)
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(12,799)	978	(7,470)	505	1,210	(1,982)
Interest paid, net	199,771	99,659	86,124	64,772	59,000	22,851
Loss from discontinuance of consolidation	-	-	84,904	-	84,904	22,527
Changes in operating assets and liabilities:
Investment in real estate inventories	(3,589)	(1,771)	(999)	(1,199)	(197)	(265)
Decrease in trade receivables and other accounts	173,619	14,041	57,255	242,023	303,772	15,191
Increase (decrease) in trade payables and other accounts payable	75,681	141,899	57,135	(249,802)	(377,370)	15,160
Decrease in inventories	93,447	35,456	20,111	83,341	58,637	5,336
	682,006	377,958	723,140	207,221	536,271	191,867

(b) Supplementary information on investing and financing activities not involving cash flows:

Transactions with non-controlling interests in subsidiary without loss of control	-	-	34,690	-	34,690	9,204
Purchase of property and equipment and investment property on credit	4,228	8,842	-	8,842		-
Proceeds from sale of property and equipment on credit	90,486	-	-	-	-	-

44

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

	December 31,	June 30,		Convenience translation June 30,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	163,292	191,615	46,149	12,244
Investment in securities	87,858	133,812	-	-
Total assets	251,150	325,427	46,149	12,244
Short term and Long-term debt:
Short term loans from banks	94,975	99,976	290,661	77,119
Current maturities of loans from banks	17,718	17,701	-	-
Current maturities of debentures	47,913	130,011	47,675	12,649
Commercial papers	120,337	120,377	-	-
Long term loans from banks	124,115	141,604	-	-
Debentures	316,825	361,798	316,988	84,104
Total debt	721,883	871,467	665,324	173,872
Equity:
Equity attributable to equity holders of the company:	664,699	994,596	72,207	19,158
Total debt, net	(470,733)	(546,040)	(609,175)	(161,628)

*	Net of grant of loans or loans received from subsidiaries

Notes:

1.	As of June 30, 2015 the Company guarantees:

a.	For NIS 120 million, guarantees for credit insurers for suppliers.
b.	The Company guarantees for employees who worked in the Company and were transferred to Mega on January 1, 2011.
c.	The Company guarantees for property owners of 35 properties leased by Mega.
d.	The Company has other guarantees of NIS 86 million.

2.	As of June 30, 2015 the liability in respect of gift certificates, net amounts to NIS 187 million.
3.	After the balance sheet date and following the creditors' arrangement in Mega, the guaranteed bank debt of Mega and the joint debt of NIS 260 million shall be added to the Company's bank debt. For additional information regarding the debt repayment method with banks see events in the reported period section b2, arrangement with banks.
4.	As of the date of publishing the report, the Company transferred to Mega on account of the funding NIS 78 million and extended guarantees of NIS 55 million.

45

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months		Three months		for the six months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2014	2014	2015	2014	2015	2015
	NIS in thousands					U.S. dollars in thousands

Net loss from continuing operations	(374,896)	(37,928)	(562,342)	(19,135)	(531,802)	(149,202)
Tax benefit	219,855	(6,522)	45,658	(3,090)	19,622	12,114
Share in gains of associates	(37,997)	(21,361)	(10,097)	(12,058)	(5,873)	(2,679)
Share in adjusted EBITDA of equity accounted investees	47,916	22,125	29,489	12,024	16,665	7,824
Share in EBITDA of branches which were resolved to cease their operation under their current layout	54,533	11,860	52,554	2,753	24,242	13,944
Finance expenses, net	211,252	95,510	54,481	62,779	48,551	14,455
Other losses, net	(7,692)	12,119	480,136	3,378	469,379	127,390
Changes in fair value of investment property	(50,258)	(17,332)	(12,291)	(6,781)	2,480	(3,261)
Depreciation and amortization	278,526	134,427	133,339	68,213	62,697	35,378
Proceeds from sale of property	59,261	2,300	-	2,300	-	-
Adjusted EBITDA	400,500	195,198	210,927	110,383	105,961	55,963

46

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

Note 1 - Segment reporting

This report includes an overview in accordance with the Company's operating segments according to IFRS 8. The report is based on the company's organizational structure, internal reporting, resource allocation and decision making. Upon the appointment of a new CEO who is also the new Chief Operating Decision Maker (CODM) the segment review is performed according to the companies so that each segment shows the results of the subsidiary of the company. The Company presents five reportable segments: Supermarkets - Mega, Commercial and Fueling sites –Dor Alon, Housewares and Textile-Naaman Group, the Real Estate segment-BSRE plus the Others segment which includes mainly the issuance and clearance of gift certificates by the Company, cellular activities, the Company's share in the issuance and clearance activity of credit cards and the logistic center in Beer Tuvia. The segment results as reviewed by the Chief Operating Decision Maker (CODM) includes operating income from continuing operations before financial expenses, including the Company's share in earnings of affiliates and without amortizations of excess costs if not included in the reports of the companies, segment results for prior periods have been adjusted to allow comparison of continuing activity respectively to the results in the consolidated report.

The Company's operating segments consist of the following:

(1)	Dor Alon – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of costs arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.
(2)	Mega – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2015, Mega Retail operated 150 supermarkets not including branches which were resolved to cease their operation. Effective from the second quarter of 2015, the segment's results are presented according to the financial statements of Mega including amortization of goodwill and loss from discontinuance of consolidation. The comparative figures were classified accordingly. Under the adjustments to the consolidated statements, goodwill and other assets amortization was eliminated as included in Mega's reports and goodwill and other assets amortization was recorded, as perceived by the Company, in the consolidated statements. In addition, the Company presents the supermarkets segment divided into continued operations and operations of branches designated for closure.
(3)	Naaman Group –through its subsidiary, Na'aman Group (NV) Ltd. ("Na'aman"), the Company is engaged as retailer and wholesaler in houseware and textile activities. As of June 30, 2015, Na'aman operated 116 stores, some through franchisees. The segment's results are presented according to the published financial statements of Na'aman Group. Amortization of excess costs and impairment of goodwill included in the reconciliation between the operating profit of the segment and the consolidated operating profit.
(4)	BSRE – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield mainly from supermarket branches as well as in the development of the "Wholesale Market" residency project. Effective from the second quarter of 2015, the segment's results are presented according to the published financial statements of BSRE. The comparative figures were classified accordingly.
(5)	Others – The Company's activity of issuance and clearance of gift certificates. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and by Bee Group Ltd.100% held subsidiary which operates the logistic center in Beer Tuvia.

47

ALON BLUE SQUARE ISRAEL LTD.

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

	Six months ended June 30, 2015
		Mega
	Dor Alon	Continued branches	Branches designated for closure and one time write off	Naaman Group	BSRE	Others	Adjustments	Total consolidated

Net segment revenues	2,031,573	2,071,000	533,000	139,337	37,637	39,296	(229)	4,851,614
Inter segment revenues	30,851	-	-	12,281	78,574	9,089	(130,795)	-
Gross profit (loss)	399,034	523,000	98,000	83,354	116,211	11,833	(105,224)	1,126,208
Depreciation and amortization	46,638	46,894	11,580	3,346	-	3,914	20,967	133,339
Segment profit	53,699	(45,000)	(577,000)	3,699	41,014	(3,901)	70,984	(456,505)
Unallocated corporate expenses								(5,698)
Financial expenses, net								(54,481)
Loss before taxes on income								(516,684)

	Six months ended June 30, 2014
		Mega
	Dor Alon	Continued branches	Branches designated for closure and one time write off	Naaman Group	BSRE	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	2,441,161	2,755,517	204,162	142,033	22,519	36,329	-	5,601,721
Inter segment revenues	18,621	-	-	13,069	87,788	2,044	(121,522)	-
Gross profit (loss)	392,145	726,524	47,758	86,304	110,307	(3,818)	(113,196)	1,246,024
Depreciation and amortization	44,013	56,321	7,995	3,111	-	5,231	17,756	134,427
Segment profit	66,768	(88,018)	(25,118)	7,531	126,555	2,972	(33,520)	57,170
Unallocated corporate expenses								(6,110)
Financial expenses, net								(95,510)
Profit before taxes on income								(44,450)

48

ALON BLUE SQUARE ISRAEL LTD.

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended June 30, 2015
		Mega
	Dor Alon	Continued branches	Branches designated for closure and one time write off	Naaman Group	BSRE	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,064,294	1,013,000	200,000	57,027	19,561	14,409	1,125	2,369,416
Inter segment revenues	23,062	-	-	4,820	38,942	2,651	(69,475)	-
Gross profit (loss)	212,670	248,000	29,000	34,503	58,503	(672)	(47,684)	534,320
Depreciation and amortization	23,497	13,503	10,561	1,528	-	1,341	12,267	62,697
Segment profit	30,257	(18,000)	(524,000)	(3,615)	(9,805)	(13,759)	76,090	(462,832)
Unallocated corporate expenses								(797)
Financial expenses, net								(48,551)
Loss before taxes on income								(512,180)

	Three months ended June 30, 2014
		Mega
	Dor Alon	Continued branches	Branches designated for closure and one time write off	Naaman Group	BSRE	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,246,961	1,428,682	106,364	71,075	12,232	21,536	-	2,886,850
Inter segment revenues	11,265	-	-	3,643	43,718	942	(59,568)	-
Gross profit (loss)	201,973	373,595	25,344	42,066	55,950	2,010	(56,739)	644,199
Depreciation and amortization	22,523	28,462	4,044	1,700	-	2,606	8,878	68,213
Segment profit	38,735	(40,996)	(7,426)	1,739	73,209	5,023	(27,534)	42,750
Unallocated corporate expenses								(2,196)
Financial expenses, net								(62,779)
Loss before taxes on income								(22,225)

49

ALON BLUE SQUARE ISRAEL LTD.

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2014
		Mega
	Dor Alon	Continued branches	Branches designated for closure and one time write off	Naaman Group	BSRE	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	4,859,627	5,518,925	309,399	280,888	51,158	40,960	-	11,060,957
Inter segment revenues	48,110	-	-	19,298	173,370	4,144	(244,922)	-
Gross profit (loss)	791,665	1,428,905	66,710	166,629	224,528	(34,543)	(223,929)	2,419,965
Depreciation and amortization	91,219	118,853	14,351	5,949	-	11,400	36,754	278,526
Segment profit	143,111	(177,088)	(68,885)	11,549	338,119	(38,616)	(136,995)	71,195
Unallocated corporate expenses								(14,984)
Financial expenses, net								(211,252)
Loss before taxes on income								(155,041)

	Six months ended June 30, 2015
		Mega
	Dor Alon	Continued branches	Branches designated for closure and one time write off	Naaman Group	BSRE	Others	Adjustments	Total consolidated
	U.S dollars in thousands

Net segment revenues	539,022	549,483	141,417	36,969	9,986	10,426	(62)	1,287,241
Inter segment revenues	8,185	-	-	3,258	20,847	2,412	(34,702)	-
Gross profit (loss)	105,873	138,764	26,002	22,116	30,833	3,139	(27,919)	298,808
Depreciation and amortization	12,374	12,442	3,070	888	-	1,038	5,566	35,378
Segment profit	14,248	(11,940)	(153,091)	981	10,882	(1,035)	18,834	(121,121)
Unallocated corporate expenses								(1,512)
Financial expenses, net								(14,455)
Loss before taxes on income								(137,088)

50

ALON BLUE SQUARE ISRAEL LTD.

Unaudited Non-GAAP Financial Measures and Reconciliation

	Six months		Three months
	ended June 30,		ended June 30,
	2014	2015	2014	2015
	NIS in thousands

Operating Profit (Loss) – GAAP	51,060	(462,203)	40,554	(463,629)
Adjustment
Other income	4,748	2,647	692	1,233
Other expenses	(16,866)	(482,783)	(4,069)	(470,612)
Operating Profit – Non GAAP	63,178	17,933	43,931	5,750

Net Loss - GAAP	(40,993)	(562,342)	(19,135)	(531,802)
Adjustment
Other income	4,748	2,647	692	1,233
Other expenses	(16,866)	(482,783)	(4,069)	(470,612)
Net Loss – Non GAAP	(28,875)	(82,206)	(15,758)	(62,423)

51

ALON BLUE SQUARE ISRAEL LTD.

Unaudited Non-GAAP Financial Measures and Reconciliation

Segment Results

	Six months	Three months
	ended June 30,2015	ended June 30,2015
	NIS in thousands

Dor Alon Profit– GAAP	53,699	30,257
Adjustment	-	-
Other income	-	-
Other expenses	(11,573)	(11,573)
Dor Alon – Non GAAP	65,272	41,830

Mega – Loss GAAP	(622,000)	(542,000)
Adjustment	(76,000)	(36,000)
Other income	-	-
Other expenses	(501,000)	(488,000)
Mega – Non GAAP	(45,000)	(18,000)

Naaman Group Profit (Loss)- GAAP	3,699	(3,615)
Adjustment	-	-
Other income	-	-
Other expenses	(333)	(206)
Naaman Group – Non GAAP	4,032	(3,409)

BSRE Profit (Loss) - GAAP	41,014	(9,805)
Adjustment	-	-
Other income	-	-
Other expenses	-	-
BSRE – Non GAAP	41,014	(9,805)

52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 27, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

53